SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 9)

                       Of Peter R. Kellogg

            Under the Securities Exchange Act of 1934


              National Discount Brokers Group, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                           635646-10-2
                         (CUSIP Number)

                        Peter R. Kellogg
                          120 Broadway
                    New York, New York 10271
                         (212) 433-7000
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                         April 15, 1999
     (Date of event which requires filing of this statement)

Cusip No. 635646-10-2
_____________________________________________________

1. NAME OF REPORTING PERSON Peter R. Kellogg

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_____________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b)
_____________________________________________________
3. SEC USE ONLY
_____________________________________________________
4. SOURCE AND AMOUNT OF FUNDS  PF

                 (Continued on following pages)
                        Page 1 of 5 Pages

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E) N/A
_____________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION  USA

Number of Shares Beneficially Owned by Each Reporting Person With
_____________________________________________________
7. SOLE VOTING POWER NUMBER OF SHARES 2,580,942
________________________________________________
8. SHARED VOTING POWER 359,280
________________________________________________
9. SOLE DISPOSITIVE POWER 2,508,942
________________________________________________
10.SHARED DISPOSITIVE POWER 359,280
_____________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,940,222
___________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
_____________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.03%
_____________________________________________________
14.  TYPE OF REPORTING PERSON IN
_____________________________________________________
Preliminary Note

     This statement constitutes Amendment No. 9 to Schedule 13D filed on behalf of Peter R. Kellogg.

     This Amendment is filed to reflect the recent transactions in the security. In addition, this will correct a clerical error in the Schedule 13D (Amendment 8) filed on January 25, 1999, where Peter R. Kellogg's direct holding was reported as 957,075. The correct number was 955,942. The filing person also notes that Charles K. Kellogg, Mr. Kellogg's son, was appointed to the issuer's Board of Directors effective April 30, 1999.

Item 1. Security and Issuer
     This Amendment relates to the Common Stock, par value $.01
(the "Common Stock"), of National Discount Brokers Group, Inc., a
Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 10 Exchange Place, Jersey City, New Jersey, 07302.

Item 2.  Identity and Background
     The person filing this Amendment is Peter R. Kellogg. This statement contains information regarding shares of Common Stock owned by I.A.T. Reinsurance Syndicate Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock, the Peter R. and Cynthia K. Kellogg Foundation, ("Foundation"), a charitable entity of which Peter R. Kellogg is a trustee, and the J.C. Kellogg Foundation, another charitable entity of which Mr. Kellogg is a trustee. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Common Stock owned personally and by IAT, and has shared dispositive and voting power with respect to the shares of Common Stock owned by the Foundation and the J.C. Kellogg Foundation. Although shares of Common Stock owned by IAT, the Foundation, and the J.C. Kellogg Foundation may be deemed to be beneficially owned by Mr. Kellogg, the filing of this Statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that the Foundations and IAT, or any other person or persons referred to herein constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and the rules and regulations thereunder.

The Foundation's business address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

The J.C. Kellogg Foundation's business address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

Mr. Kellogg's principal occupation is:
          Senior Managing Director
          Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

IAT's address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4.  Purpose of Transaction

     Shares of NDB were distributed by SGI to Peter R. Kellogg, a limited partner of SGI in connection with Mr. Kellogg's withdrawal as a limited partner of SGI. In addition, Mr. Kellogg made a charitable donation to the Peter R. and Cynthia K. Kellogg Foundation.
     Neither Mr. Kellogg, IAT, nor the Foundations, as stockholders, have plans or proposals which relate to or which would result in any of the actions in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
     Effective April 13, 1999, Mr. Kellogg received a distribution of 12,780 shares of the issuer's Common Stock beneficially owned by S.G.I. Partners, L.P. upon his withdrawal as a limited partner.

     (a) As of April 15, 1999, Peter Kellogg beneficially owned directly and indirectly through IAT and the Foundation an aggregate of 2,940,222 shares of Common Stock, constituting 21.03% of the Common Stock outstanding. Of those shares, 730,942 were owned by Mr. Kellogg personally, 1,850,000 shares were owned by IAT, 346,500 shares were owned by the Foundation, and 12,780 were held by the J.C. Kellogg Foundation.
     (b) Peter R. Kellogg has sole dispositive power with respect to the 2,580,942 shares of Common Stock that he and IAT own, and Mr. Kellogg has shared dispositive and voting power with respect to the shares of Common Stock owned by the Foundations.
     (c) The following table sets forth information with respect to all acquisitions or dispositions of Common Stock by Mr. Kellogg since March 7, 1999. There were no purchases by the reporting person during the period covered by this Amendment.


Date of        Number of      Price          Type of
Transaction    Shares         Per Share      Transaction

04/13/99       12,780         0              Receipt of
                                             distribution
04/15/99       225,000        0              Transfer to
                                             charitable
                                             foundation

Mr. Kellogg disclaims beneficial ownership of any other person's shares.

Item 6. Contract Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A
Item 7.  Material to be filed as Exhibits
     None.
                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

Dated:  May 7, 1999

 Peter R. Kellogg
Peter R. Kellogg